

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Rahul Ballal, Ph.D.
President and Chief Executive Officer
Imara Inc.
1309 Beacon Street, Suite 300, Office 341
Brookline, MA 02446

> **Re: Imara Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 19, 2022**
> **File No. 333-268300**

Dear Rahul Ballal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Litigation Related to the Merger, page 25

1. We have the following comments with respect to the litigation you disclose in this section.
   - In an appropriate place, please revise to describe the relief sought.
   - Please tell us your consideration of adding a risk factor discussing the litigation related to the Merger, including whether such litigation could prevent the merger from becoming effective, or from becoming effective within the intended timeframe.

Background of the Merger, page 168

2. We note your response to prior comment 11, which we reissue with respect to the third

bullet. Please further revise this section to discuss how Imara's management and advisors conducted corporate, technical, scientific and industry due diligence on Enliven and other companies.

Other Factors, page 187

3.   We note your response to prior comment 14, which we reissue in part.
   - Your disclsoure in the penultimate paragraph in this section states that SVB Securities compared adjusted equity valuations to the proposed Enliven valuation of $324.6 million and also compared the resulting implied exchange ratio of 0.5885x-3.1924x to the exchange ratio. Please revise to state any conclusions SVB Securities reached regarding Enliven's valuation and the exchange ratio based on the results of these comparisons.
   - Additionally, please further revise to specify the number of companies that SVB Securities excluded from its comparable company analysis that generally met the selection criteria.

Certain Unaudited Financial Projections, page 189

4.   We acknowledge the additional information provided in your response to prior comment 15 but continue to believe that your presentation could provide investors with additional material disclosure in order to evaluate the reasonableness of the Financial Projections. .
   - Refer to bullet 2 of the prior comment, which we reissue in part. In regard to the net sales and operating income projected amounts, please specifically address the growth rates underlying your projections. In regard to the length of the projections, please disclose whether, and if so how, the forecasts reflect more than simple assumptions about growth rates. Additionally, revise your narrative disclosure to describe and quantify key factors underlying significant year-to-year changes in revenues.
   - Refer to bullet 3 of the prior comment, which we reissue in part. Specifically explain how management and the Board determined that the projections are reasonable, particularly in light of the extensive length of the forecasts and since Enliven is a clinical stage company with limited operations and no approved products.
   - We note you assume U.S. regulatory approval of ELVN-001 and ELVN-002 in 2027 and 2028, respectively. You also appear to assume foreign regulatory approval. Please revise to explain how you arrived at the probability of regulatory approval in the U.S. and in any foreign jurisdiction and why you applied the same regulatory success rate for each of the pre-commercialization products.
   - We note that the Financial Projections assume net sales of ELVN-001 and ELVN-002 both in the U.S. and "outside of the United States." Please revise to identify the other principal target markets where you have assumed regulatory approval, including the assumed approval date in each jurisdiction. Provide a breakdown of forecasted non-U.S. revenues by product for each principal market.
   - You now state on page 191 that Imara management did not independently incorporate

specific assumptions regarding the market opportunity for the product candidates. Notwithstanding, for each product candidate, please revise to disclose whether the financial forecasts prepared by Enliven included assumptions related to the length of time from regulatory approval to commercial availability of each product in each principal target market, assumptions about market acceptance/penetration rates, specific market growth rates, the impact of competition, and any other factors or contingencies that would affect the projections. Explain how any such assumptions were determined, and explain the basis for assuming growth rates over an extended period of time.

- We note the Financial Projections "reflect a blended probability of success" for both ELVN-001 and ELVN-002. Explain to us the extent to which you have considered providing separate forecasted financial information for each product candidate based on their stage of development, particularly since actual results will differ materially if one or both of the product candidates are not approved.

Our Team and Investors, page 294

5.   We note your response to prior comment 19. Please further revise this section to discuss in greater detail the material terms of the consulting agreements with your scientific advisors referenced on page 295. Describe the parties' rights and obligations, payment terms, including the amounts of equity and cash compensation paid or to be paid, and termination provisions. In addition, please file the agreements as exhibits or provide an analysis explaining why they should not be filed pursuant to Regulation S-K, Item 601(b)(10).

Our Programs, page 299

6.   We note your response to prior comment 20, which we reissue with respect to the first bullet. We note that there are still numerous instances throughout this section where information presented in your tables and figures appears to be printed in much smaller type than the surrounding text. Even with enhanced pixilation, such text is not easily legible. Please revise the formatting in your graphics to use font size that is clearly readable without the need for magnification.

Summary of Our Preclinical Results, page 310

7.   We reissue the second bullet of prior comment 22 to the extent that you have not disclosed all serious adverse events that were deemed study related. In this regard, we note that you have disclosed a non-exhaustive list of adverse findings from toxicity studies of ELVN-001 and ELVN-002 on pages 316 and 335. It may be useful to provide this disclsoure in tabular form.

You may contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephanie L. Leopold, Esq.